SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 12, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	January 12, 2009

TAM South America Airpass and TAM Brazil Airpass Now Available for Sale

The 2009 edition of these promotional Airpasses are available to overseas visitors to Brazil at preferred rates

São Paulo, January 12, 2009 – TAM (Bovespa: TAMM4 and NYSE: TAM) announces the beginning of sales of the 2009 edition of the TAM Brazil Airpass and the TAM South America Airpass. These promotional passes are available at preferred rates exclusively to passengers who live outside of Brazil, including Brazilian citizens living overseas, traveling to various South American and Brazilian destinations.

To qualify for a TAM Brazil Airpass, the passenger must purchase a ticket originating from an international destination to any Brazilian city. TAM's promotional pass can then be issued as a separate ticket and linked to the international booking.

The TAM Brazil Airpass lets passengers choose the number of flights they wish to take throughout their journey and consists of up to nine coupons, with each coupon valid for one domestic journey operated by TAM in economy class.

The TAM South American Airpass enables passenger to fly between 1,200 and 8,200 miles within South America and covers destinations in the following countries: Argentina, Bolivia, Brazil, Chile, Paraguay, Peru, Uruguay and Venezuela. This type of Airpass enables customers to purchase up to eight coupons and travel between five countries.

The 2009 TAM Airpasses are valid for travel between 1/1/2009 and 6/10/2010 and are subject to the Company's established terms and conditions. The promotion and sale of passes is permitted only outside of Brazil (or, in the case of the South American Airpass, outside of South America) at any TAM ticket desk or TAM appointed Travel Agency. Other international airlines with TAM airline agreements are also authorized to sell the both Airpasses. For more information, visit www.tamairlines.com.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	MVL Comunicação
Fax: (55) (11) 5582-8149	Phone: (55) (11) 3594-0302 / 0303 / 0304 / 0305 / 0306
invest@tam.com.br	equipetam@mvl.com.br
www.tam.com.br/ir	TAM
Media Relations
www.tam.com.br
www.taminforma.com.br

About TAM:

TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, closing November with a 51.7% market share. The company flies to 42 destinations in Brazil. Through commercial agreements signed with regional companies, TAM reaches 79 different destinations in the Brazilian territory. TAM's market share among Brazilian airline companies operating international flights was 84.7% in November. Its overseas operations include direct flights to 18 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). In addition, the company maintains codeshare agreements, allowing seats to be shared on flights with international companies, which in turn enables passengers to travel to an additional 64 destinations in the U.S., South America, and Europe. A pioneer among Brazilian airline companies in the launching of a loyalty program, TAM currently has 5.2 million members and has issued over 6.4 million tickets through the point redemption program.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.